Filed by General Motors Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: General Motors Corporation

Commission file No. 001-00043

Exchange Offer Information

In connection with the public exchange offers, General Motors has filed documents with the Securities and Exchange Commission, including a Registration Statement on Form S-4 and a Schedule TO containing a prospectus, consent solicitation and tender offer statement regarding the transaction. Investors and security holders of GM are urged to carefully read the documents because they contain important information about the transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov or by contacting Nick S. Cyprus at (313) 556-5000.

GM and its directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the transaction is included in the documents described above. Additional information, including information regarding the directors and executive officers, is available in our Annual Report on Form 10-K, which was filed with the SEC on March 5, 2009.

GM Media Update – Fritz Henderson – May 11th 2009

Operator: Ladies and gentlemen. Thank you for standing by. Welcome to the General Motors media conference. All the participants will be in the listen only mode. However, there will be an opportunity for questions and instructions will be given at that time. At this point, I will turn the conference now to Mr. Steve Harris. Please go ahead, sir.

Steve Harris: Thanks very much. Good morning, everybody. I want to kick things off and just remind you this is the second part of a series of these where we promised that we would be as transparent as we could through this process, and then we would have regular conversations with you roughly every two weeks or whenever we had something of real news value to talk about. Sometimes like today, we don’t have any real news, to be honest with you, and there will be a lot of areas today where we just are not going to be able to provide any kind of in-depth comment. But Fritz will obviously do his best to respond to your questions. So let me remind everybody, this is on the record. I would ask all of you to limit your questions to one per person, so we can get to the maximum number of people. And with that, let me hand it over to Fritz Henderson, our president and C.E.O.

Fritz Henderson: Thanks, Steve. Good morning. As you can see, we have committed to a regular, at least every other week, transparency and I think we have met that if not exceeded that. So at this point, hopefully, we have had a little bit easier time than last time getting people into the call. We did put a call out to Michigan Stadium to see if we could get that many slots and we couldn’t get that done but we did expand capacity. At this point, I don’t have any introductory remarks other than to welcome everybody and I’m ready for my first question. Thank you.

Operator: Please press star and then one if you have a question. First go to David Shepardson for the Detroit News.

Reporter: Hey, Fritz. Thanks for doing this. Is GM considering moving its corporate headquarters? There is a little scuttlebutt about that?

Fritz Henderson: I have seen a fair amount of that scuttlebutt. We are looking at, frankly, everything within our business, but it’s not like we have that queued up at the top of our list. But as we look at the structure and look at the business, we’re looking at everything, particularly as we slim down. At this point, I don’t have anything to report. Our headquarters is here. We have a fairly large complement of people here and we’re proud to be here.

Reporter: Would that be motivated by tax purposes if you did move? Would that be a factor?

Fritz Henderson: I mean, like I said, Dave, we don’t have any such plan, but if we did, it would be motivated by business rational, which would be cost efficiency and speed.

Steve Harris: Let me remind everybody, one question per customer.

The next one is John Revill with Automotive News.

Reporter: How close are you to deciding your preferred business for the European business, and does the German government have casting votes on who actually wins the sale or purchase over here?

Fritz Henderson: Two things. First, we are speaking with multiple bidders with the objective to at least have some understanding — it wouldn’t certainly be a finance agreement, but it would be an understanding of what an agreement might look like — by no later than the end of this month, and our target is to do it slightly before the end of this month. With respect to the German government, we have a need for funding, actually, in our European business that’s important and urgent, and, you know, the German government hasn’t indicated an interest in running our business, but on the other hand, you know, we do need their support in terms of funding, so, you know, I would say who we pick is — they’re going to — that they have a say wouldn’t be the right term but we’re going to make sure that any partner we pick will be simple for them. We need their support. We obviously want them to find any partner to be reasonable and acceptable.

Operator: Next question, from Rod Meloni with WDIV news.

Reporter: Good morning, Fritz. It’s Dave. You had said at the news conference that you intended in the first two weeks of May to give us information regarding plant closings and head count reduction, and if my recollection is correct, about dealerships and closings there as well. Do you have anything new that could help us and give us guidance particularly when it comes to plants, particularly the Lake Orion plant here?

Fritz Henderson: We will start notifying dealers — I will come back to plants in a second. We will start notifying dealers later this week in our game plan. With respect to plants, we are still in dialogue with the UAW, so I think we’re a little premature on that subject.

Operator: Next question. From Todd Lassa with Motor Trend. Please go ahead.

Reporter: Good morning. I’m talking about Opel and wonder if you could clarify — in the last week or so there are reports that Fiat wanted to take 80% of Opel and you wanted to give up only 60%. Could you tell us what you mean by a sale? Would there be any — would the structure in place that makes GM a global company and has Opel integrated with North American and Korean operations, would that change under a sale?

Fritz Henderson: Pretty broad question. I’m not going to get into what the details of what a deal structure would look like, because we would need to negotiate those. I think to the extent we have a partner in our business in Europe we will need to respect the legitimate interests of that partner, whichever that partner is. I do think there will be substantial additional benefits from running a business on a global business. On the other hand, I think you need to respect the rights and interests of the partner in any such agreement. Business changes if you are 100% owned versus partially owned. On the other hand, we have been able to successfully manage global businesses in a shared power structure. For example, in Korea, we own a little over 50% of our business in Korea. We work very cooperatively with the other shareholders of that business, and that business benefits significantly from the part of being GM’s — being in GM’s global network. In a similar fashion, we operate in a venture in

China with a great partner, SAIC. We leverage the best of both sides and it works very well. We are realistic on this that anytime you bring in a new partner into a business as an equity partner, it is a shared power structure and you have to legitimately address the needs of both of the parties. Next question.

Operator: From Jim Henry from BNET. Please go ahead.

Reporter: Hi. To the extent that you can, can you give any kind of a progress report on the bond swap? I mean, are you inclined to give kind of a running total of how that’s going, like GMAC did with their bondholders?

Fritz Henderson: I can’t. The GMAC debt exchange actually had an early window period, including an early tender compensation, if you will. Our offer doesn’t have that, so we don’t have interim information, at least I’m not privy to it and I don’t think we will get a lot of good information on this until at or near the end of the period, so I don’t think have anything in the interim to report.

Operator: Next question, John Reed with Financial Times. Please go ahead.

Reporter: Hi, guys.

Fritz Henderson: Hi, John.

Reporter: Another question about Fiat and Opel and again. I know you don’t want to go into great detail but could you say in principle would GM be willing to take a smaller stake in Fiat in a jointly owned company if they’re the ones that come in?

Fritz Henderson: I’m not going to go into any details. We certainly indicated a willingness to consider moving into a minority position, and I don’t really want to go further than that. I think what we need to do is we obviously need to negotiate something before we say what it is.

Operator: The next one goes to John Stoll with The Wall Street Journal. Please go ahead.

Fritz Henderson: Hi, John.

Reporter: Can you give us report of where we are at with the United Auto Workers? Do you plan to seek something similar to Chrysler and if not, what are you seeking there and when do those discussions heat up?

Fritz Henderson: In dialogue with the UAW currently, actually, in dialogue with the UAW, and I anticipate we will be discussing matters of importance for the UAW, our employees and the company, and we’re going to focus on General Motors in those discussions, so nothing to report, John, other than we are in dialogue with them.

Operator: Chris Reiter with Bloomberg News.

Reporter: Hi. I have another Opel question. There has been indication from Fiat that they are interested in other assets besides just Opel, and can you comment whether GM is willing to consider disposing of Latin American or other operations as part of the Opel deal?

Fritz Henderson: No, actually, I’m not going to comment on it. Our business in Latin America, specifically in Latin America and the Middle East has been a very solid contributor in the last several years. It is a volatile part of the world. On the other hand, it is a business that we know well and operated in well and have great returns in over time. I mean, this is a business that we know and we like very much. I’m not going to comment as to what role it might play in the negotiations.

Operator: And to Tom Krisher with the Associated Press, please go ahead.

Reporter: Hi. Is there any possibility of modifying the bond exchange you know, to maybe — I know you are somewhat limited by Treasury at the 10% level, but is there any possibility of making a change there?

Fritz Henderson: I mean, the guidance given to us by Treasury when we launched the bond exchange remains in effect today, and there is really no changes from that, so no, we don’t have any plan to make modifications at this point.

Operator: We will go to Ken Bensinger with the L.A. Times, please go ahead.

Reporter: Hi. Can you give us an update onto different brands that you’re looking to potentially sell? Any updates on Hummer, Saturn and all of that? We have heard speculation about new people in the game.

Fritz Henderson: All right. One at a time. In Hummer’s case, we have received three offers several weeks ago. We’re negotiating with two partners today to try to reach some acceptable terms, you know. My time frame, actually I was hoping to have done it in April but obviously we didn’t get it done. But it’s something that is getting done that we’re working on every week. I anticipate if there is a deal to be had, we could reach something by the end of this month for example.

Saturn, a different thing. We have been supporting the distribution channel in terms of their looking for alternative sources of product and supply. We continue to support that effort, and don’t have anything further to report. I think a number of parties have emerged as having an interest in what is truly a solid distribution channel, and some great retailers. As I said, we’re prepared to try to facilitate something in that regard as long as it meets GM’s interests or maybe said more accurately, as long as it doesn’t cost us anything or doesn’t hurt us, we’re prepared to provide support to see if there are options there.

With Hummer, we’re actually selling the brand for the products in the business, really. In the case of Pontiac, which we don’t have any dialogue underway with Pontiac. Pontiac is a GM brand that we will wind down as we identified in our viability case.

Lastly, in Saab’s case, a number of companies in Sweden have come forward to consider the business. That process is being dealt with in our Swedish business. That’s a process we respect and support it but we don’t run it, and so they are talking to a number of interested bidders and, you know, this is something that I think will take — well, will take more shape and form over the next month or two, rather than the next week or two.

Operator: Next is Christine Buckley with the London Times, please go ahead.

Reporter: Hello. There has been a lot of speculation that if Fiat were to take over Opel or take a large stake in it that it could effectively close down Vauxhall in Britain. Are you asking for any kind of conditions on a fear that wouldn’t happen or not?

Fritz Henderson: I’m not going to get into the discussion regarding what the details are regarding any of the parties. Our business in the U.K., I mean, it’s been our largest market in Europe. Our Vauxhall dealers do a fantastic job. Our plants there do superb work, actually, so we consider it integral and crucial part of the business, but I can’t really go into details as to what any counter party may or may not want to do or what may happen at the negotiating table.

Operator: Next to Robert Kindall with Aut German Broadcast. Please go ahead.

(Momentary silence)

Operator: Robert Kindall, your line is open... Robert, put it on mute. Let’s move on to the next one. And we go to Michelle Green with the Windsor star. Go ahead.

Reporter: Good morning. I would like to find out whether you are considering moving up the closure dates of any of your plant operations in Canada, particularly the GM transmission plant in Windsor, Ontario. And also, are you expecting to seek — is the Canadian subsidiary, rather, expecting to see concessions from the closure agreement as negotiations get underway in Toronto between the CAW?

Fritz Henderson: One at a time. I don’t anticipate any change in timing with regards to Windsor, and just more generally, I’m not aware of nor do I anticipate any significant changes in that regard. With regard to second issue as to what might happen between GM and the CAW specifically in Windsor or more broadly, basically the dialogue has been opened with the CAW now that they concluded their agreement with Chrysler, I don’t really have anything to report today.

Operator: Robert Schoenberger with the Plain Dealer. Please go ahead.

Reporter: Going back to Saturn, is there any attempt to do anything more than support the distribution channel? Would there be an opportunity for a buyer to pick up manufacturing as well?

Fritz Henderson: Our focus has been supporting the distribution channel. On the other hand, if a buyer was interested are and actually this is something we would encourage, if a buyer was interested in building in the U.S. We would strongly encourage that and we would be open to any entry into that regard. We have indicated an openness to discuss this as part of the dialogue with the parties. This is something that we would be open to.

Operator: We will go to Phil LeBeau with CNBC. Please go ahead.

Reporter: Hey, Fritz.

Fritz Henderson: Hi, Phil.

Reporter: With regard to the letters to the dealers this week, are those dealers that you will notify that you will no longer sell vehicles to them through General Motors? How quickly will that relationship end?

Fritz Henderson: That specific plan is actually, you know, is being finalized here early this week. Actually, because we plan to begin notifying later this week, and so I think hold that question for another week or so and we will be able to provide you better definition.

Reporter: Can you give me guidelines or say, OK, it’s going to be within a month, two months, three months?

Fritz Henderson: No, no. We will work with our dealers to affect an orderly wind-down of their inventory position, and return of parts, return of signage, make sure we take care of customers. In our judgment, this is not a one-month process. This is something that would take place over a reasonable period of time. You say what’s reasonable? It depends obviously on the individual dealer and the circumstances, but this is not something that’s measured in weeks or months or one or two months. As I look at it, it is work that will take place through ‘09, and then we would wind down and handle the distribution of cars and make sure the customers are taken care of, make sure that warranties are done, make sure that dealers are reimbursed for warranties and that sort of thing. This is not a several week process.

Operator: Next call, Soyoung Kim with Reuters. Please go ahead.

Reporter: Hi. Kevin Krolicki here, actually.

Fritz Henderson: Hi, Kevin.

Reporter: A question on the UAW. I know you said you’re in dialogue. They have been public with criticism about the restructuring plan, and an increase or near doubling of imports under the plan. I wonder how you respond to that and if there is any chance that the basis of the plan could be reexamined?

Fritz Henderson: Well, I think the answer to the last question is yes. We are in dialogue with the UAW, and in my view of a dialogue is that it is a good idea to have an open book on all the different subjects. Our plan of March 14 had about 7.5% of the production of the U.S. sales outside of North America, about 235,000 vehicles.

In there, that is not just one program. That is half a dozen different programs, but I think this is something we would want to have a discussion with them about, because, in general, as a matter of policy, we have philosophy of building where we sell, and not only do we think that is the right thing to do, but the most profitable thing to do historically, so we would anticipate having a dialogue about the union’s concerns at the table.

Operator: We will go to David Welch with business week. Please go ahead.

Reporter: Good morning, Fritz. How is it going?

Fritz Henderson: OK.

Reporter: GMAC fared among the worst in the stress test and is also going to be to some degree be taking on Chrysler for plant business and retail business. One of the plans is to recapitalize it. How are things in terms of availability of capital for your dealers and customers right now? Talk about that if you can right now.

Fritz Henderson: A couple of things. First, late last year was part of GMAC becoming a bank holding company. GM agreed to an agreement where obviously we’re not involved in GMAC’s management of the business. And at the end of the March, we exited the board, so we don’t have any GM members on the GMAC Board of directors. So my intimate detail familiarity with GMAC is less than it might have been six months or a year ago. That said, the — you know, the finding of the stress test was, you know, you saw it. My view is, you know, I am encouraged by GMAC’s ability to bring aboard the Chrysler dealer business as well as the Chrysler retail business over time. I think they can make GMAC more successful, more efficient and I’m confident that GMAC management will take the right steps to make sure are well capitalized. The final point I would make is that I think the combination of a more efficient cost competitive GMAC properly capitalized will be a better source of financing for GM dealers across our brands than it was, let’s say, last fall when we had serious concerns about what might happen, so we remain encouraged, actually, by development of GMAC. Not that it is a particularly easy situation, but I do sense an end game here that will result in a much more competitive GMAC in terms of add advancing GMAC dealers and their customers.

Operator: Jeff Flock with Fox Business Network.

Reporter: On the subject of potential SEC filings, can you give me a sense of a timetable on that as to when you may file with the SEC with regard to reissuance of stock or how you plan to go forward on, that or whether there would be bankruptcy or not?

Fritz Henderson: This one — we just — we filed our 10-Q last week. We will be updating our S-4 for the 10-Q data that was published last week. Other than that, we don’t have anything on the docket, so maybe not a satisfactory answer to your question, but that’s a fact.

Operator: We have a question from Sharon Terlep with Dow Jones. Go ahead.

Reporter: Hi, Fritz. With salary job cuts, there weren’t salary cuts in the most recent plans. Is there any more on that front?

Fritz Henderson: Good morning. I was anticipating having a game plan of announcement by the end of this month on that.

Operator: Jennifer Piper with Fox News Radio.

Reporter: Good morning. There was a story moving out there that experts and analysts are saying that a GM bankruptcy is almost inevitable but I wanted to hear what your response was.

Fritz Henderson: Yes, actually, I read about the experts and analysts every day. I would say, as I mentioned some weeks ago, certainly given the objectives that we set for ourselves, it is more probable that we would need to accomplish our goals in a bankruptcy. I’m not going to get into relative percentages and probabilities, but certainly the task that we have in front of us is large. We know we can get the job done, but I certainly think that today it’s more probable that we would need to resort to a bankruptcy process, but there’s still an opportunity and still a chance for it to be done outside of a federal court process.

Operator: Next is Jeff Green with Bloomberg news. Please go ahead.

Reporter: Hey, Fritz.

Fritz Henderson: Hey, Jeff.

Reporter: Can you say anything more about the scope of the plant closings other than what you talked about there? Will it still be the plants outlined that you need to close, or — is it possible that there will be fewer plant closings or is this going to be a case where you will have to explain your position, much like you have to do with the bondholders?

Fritz Henderson: Jeff, in terms of the UAW, the answer is no, I’m not going to go into the details of what the plans are, but as I said in any sort of bargaining, it is wise to approach it with an open book to make sure you understand what the needs are of the company in terms of being competitive and profitable and the needs of the UAW and our employees. I approach the dialogue with that kind of openness and we will have to see where it goes.

Operator: To Bill Vlasic with The New York Times. Please go ahead.

Reporter: Good morning, Fritz.

Fritz Henderson: Hey, Bill.

Reporter: Can you tell us what kind of response, reaction you may have received from Treasury and the Task Force on your latest restructuring plan? Have they given you any guidance that the big pieces that you’ve announced, the dealerships, the further production, and reductions? Have they given you guidance that this is closer to viability or have they not responded at all?

Fritz Henderson: Well, Bill, a couple of things. One, the Task Force outlined, in GM’s case, a 60-day process concluding no later than June 1 in terms of their ability to assess our plan and react, respond, adjust, basically reach their conclusions on our plan. As I indicated, when we updated it and launched our bond exchange, we would not have done so had we not reviewed the plan with Treasury, and their response at the time was, you know, I can’t remember the exact wording, but basically they were going to continue to work with the company through June 1st. But they were certainly supportive of the actions the company was taking in terms of launching the bond exchange and the operating measures that were contemplated in that were obviously something that had been reviewed in detail. So I guess the way I would answer your question is this is something that I think they will take the remainder of this month to finalize their recommendations and assessment. On the other hand, there has been no desire to slow the process nor stop implementation. On the contrary, we need to move and we need to move fast, so that’s what we have been doing.

Operator: We will go to are Richard Truett with Automotive News. Go ahead.

Reporter: Good morning, Fritz. I have a question regarding one of your plants and products if you were approached by a third party to sell the plant that sells the Solstice, would you do it like the way Chrysler is trying to sell the Viper plant?

Fritz Henderson: Richard, you are talking about our Wilmington, Delaware plant.

Reporter: Right.

Fritz Henderson: As I said earlier in the call here, if someone were to approach us with a proposal that made good sense for our people, we would be open. We’re not out actively, you know, trying to market a plant, per se, but if a party was interested, we’d be very open to this and would encourage it, and we actually are encouraging other parties to look at the brand and we would be open to that dialogue. We haven’t had any inbounds on the subject at this point.

Steve Harris: Operator, we have two more minutes. We will take two or three questions.

Operator: We will go to Chris Isidore with CNN Money. Please go ahead.

Reporter: Hi, Fritz. As you make preparations for a possible bankruptcy filing, are you looking at only a European bankruptcy or only a North American bankruptcy or is there still a chance that your global operations would be in bankruptcy?

Fritz Henderson: Work continues on that front, country by country, because this has to be evaluated country by country. As I said in prior calls, it is not a foregone conclusion that U.S. filings would result in others. As a general preference, we would like to avoid that, but in other cases it may be necessary. I will have more to say when we get to that point about what we need to do but at this point the analysis is being done country by country.

Operator: And we’ll go to Tom Walsh with the Detroit Free Press. Please go ahead.

Reporter: Hi, Fritz.

Fritz Henderson: Hey, Tom.

Reporter: I’m interested in your reaction to the Chrysler holdout lenders deciding to drop their opposition to — in their situation. Does that give you any cause for optimism as you move forward with the bond offer that maybe it has a chance of getting a 90%? You are fairly skeptical — not skeptical but you are aware that was a long shot, I think, and this is a Chrysler thing. Do you have any more hope?

Fritz Henderson: I have my hands full with GM. Chrysler had 46 secured lenders. We have thousands of unsecured bondholders. Our facts are very different, so I don’t. I paid attention to what is happening at Chrysler but I have my hands full here and our facts are different.

Steve Harris: We have time for two more. I will go to Joan Mooney with Auto Executive Magazine. Good morning.

Reporter: What is the reaction to lobbying in Congress to dealer cuts?

Fritz Henderson: We’re going to try to do the right thing for our customers, the right thing to be competitive and to try to handle the dealers in the appropriate fashion. I don’t really have any further reaction to that. I mean, I think our plan has gotten sacrifices from a number of parties. It’s a challenging environment. It’s very difficult. We appreciate very much the support we have gotten from many of our dealers in terms what we have done here and we will try to handle our dealers in a responsible way directly with them as opposed to through the Congress.

Operator: And we’ll go to Michelle Caruso Cabrera with CNBC. Please go ahead.

Reporter: Thanks for taking my question. I said once again it was treasury’s guidance to give just 10% in your offer to the bondholders. Did they give you a rational for just 10%, and if so, what was it?

Fritz Henderson: Michelle. Good morning. In terms of the dialogue getting, leading up to the bond exchange, they felt that was their position, and they articulated it pretty clearly, and, no, didn’t provide any further rational or guidance to us other than the fact that they felt this was the right way to handle it. They didn’t support us going above 10% in terms of the offer to the unsecured bondholders so we went to 10%, the maximum they permitted us.

Steve Harris: With that, I think we will stop there. I want to thank everybody for your questions. Great questions. We covered a lot in a short 30 minutes. We appreciate it and we will get back to you when we’re ready to talk again. Thanks, everybody.

Operator: Ladies and gentlemen, that concludes your conference. Thank you for your participation. You may now disconnect.

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